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Exhibit 99.1
                           GULFMARK OFFSHORE, INC.


                                PRESS RELEASE

                             FOR IMMEDIATE RELEASE


     HOUSTON, TX., May 30, 2001 -- GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced it has reached an agreement to acquire all the shares of Sea Truck Holding AS ("Sea Truck"), a privately held Norwegian company which owns five platform supply vessels, four of which operate in the North Sea. The total purchase price for Sea Truck is approximately $61.8 million comprised of the purchase of 6.8 million shares for approximately $38.6 million (based on 51 NOK (Norwegian Krone) per share), plus the assumption of approximately $23.2 million of debt. The acquisition will be funded from cash on hand and the Company's existing $75.0 million revolving line of credit. The closing of the acquisition is subject to formal execution of customary definitive agreements and termination of a prescribed notice period associated with a corporate reorganization of Sea Truck that occurred prior to the acquisition. The acquisition is expected to close on or about June 19, 2001.

     Sea Truck was founded in 1972 by Anton Larsen, the present Chairman, to service offshore shipping requirements in Norway. Like GulfMark, Sea Truck's strategy throughout its history has been to acquire and/or dispose of vessels to position itself as a supplier of quality, technologically advanced equipment to the oil and natural gas companies operating in the North Sea. Sea Truck has three platform supply vessels, two UT 755s and one UT 745, which were built between 1996-1998, plus two older UT 705 vessels that comprise the acquired fleet. The oldest of the UT 705s, which was built in 1979, is subject to a two-year charter with an obligation that the charterer purchase the vessel at the end of the charter term. Three of the four vessels operating in the North Sea are committed under term charters with lengths of from one year, plus options, to five years. In addition, Sea Truck has entered into two newbuild contracts for UT 755s similar to vessels owned and under construction by GulfMark. GulfMark has an existing program to construct nine new vessels, and although GulfMark is not obligated to construct these two additional vessels, their construction will be evaluated in connection with the overall newbuild program later in the year.

     GulfMark will retain all of the Sea Truck employees. GulfMark's existing Norwegian based fleet of four vessels, which are currently operated by Sea Truck, will be combined with the vessels currently owned by Sea Truck and will be managed from Sea Truck's existing offices in Sandnes, Norway. Aase Larsen MacColl, Managing Director of Sea Truck, has decided to resign to pursue other interests, but has accepted a position on the Board of Directors of GulfMark North Sea Limited. The decision to sell the shares was fully supported by the shareholders of Sea Truck, including the Larsen family, who have enjoyed a long association with GulfMark. They believe, as does GulfMark, that the complementary strengths of the two operations will enhance the future opportunities of Sea Truck within the GulfMark group.

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     Mr. Bruce Streeter, President and Chief Operating Officer of
GulfMark, said, "We are extremely pleased to add the employees and assets of Sea Truck to the GulfMark family. This move strengthens the Company's position in the North Sea, providing vessels that work for a number of our existing clients, in addition to consolidating our Norwegian activity through an owned local company with highly qualified and motivated personnel. The result will be an increased level of activity for GulfMark and improved support for our clients in both the Norwegian and UK sectors of the North Sea."


     A CONFERENCE CALL AT 9:00 A.M. EDT ON THURSDAY, MAY 31, 2001 will be hosted by Bruce Streeter to discuss the acquisition with analysts, investors and other interested parties. Those interested in participating in the conference call should call 800/288-8961 (612/332-
0819) if outside the U.S. and Canada) 5 - 10 minutes in advance of the start time and ask for the GulfMark conference. The conference call will also be available via audio Webcast at www.thefirstnews.com. A replay will be available after the conference call at 800/475-6701 (320/365-3844) if outside the U.S. and Canada) with the access code of #589019.

     With the acquisition of the Sea Truck fleet, GulfMark Offshore, Inc. will provide marine transportation services to the energy industry through a fleet of forty-nine (49) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.



Contact:     Edward A. Guthrie, Executive Vice President & CFO
             (713) 963-9522


This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: prices of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects; and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

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